UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

LEGGETT & PLATT, INCORPORATED

(Exact name of the registrant as specified in its charter)

Missouri	001-07845	44-0324630
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

1 Leggett Road Carthage, Missouri	64836
(Address of principal executive offices)	(Zip Code)

Jennifer J. Davis

Executive Vice President,

General Counsel

(417) 358-8131

(Name and telephone number, including area code, of the

person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this Form is being submitted, and provide the period to which the information in this Form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.

☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2025.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

This Form SD of Leggett & Platt, Incorporated is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act, as amended, for the reporting period from January 1, 2025 to December 31, 2025.

A copy of the Company’s Conflict Minerals Report is provided as Exhibit 1.01 to this Form SD and incorporated by reference herein, and is publicly available at https://leggett.com/supplier-documents. The website and information accessible through it are not a part of this document.

Item 1.02 Exhibit

As specified in Section 3 of this Form SD under Item 3.01, the Company is hereby filing its Conflict Minerals Report as Exhibit 1.01 to this Form SD.

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report

Not Applicable

Section 3 – Exhibits

Item 3.01 Exhibits

The following exhibit is filed as part of this report.

EXHIBIT INDEX

Exhibit No.	Description

1.01	2025 Conflict Minerals Report of Leggett & Platt, Incorporated as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Leggett & Platt, Incorporated
Date: May 29, 2026
	By:	/s/ Jennifer J. Davis
Jennifer J. Davis
Executive Vice President – General Counsel

3